Exhibit 4.10

DATED      January 2011

GRACECHURCH SERVICES CORPORATION

(a subsidiary of Barclays Bank PLC)

-and -

ROBERT E. DIAMOND JR.

SERVICE and ASSIGNMENT AGREEMENT

This Agreement is made the          day of January 2011

BETWEEN:

(1)	GRACECHURCH SERVICES CORPORATION of 200 Park Avenue, New York, NY 10166 (the Company); and

(2)	MR ROBERT E. DIAMOND JR. of 5 The North Colonnade, London, El4 4BB (you).

1.	APPOINTMENT & TERM

1.1

This contract (“the Employment Contract”), which sets forth the terms governing your continued employment with the Company, shall be effective as of 1 January, 2011 and shall terminate on the earlier of (a) the date your employment terminates pursuant to Section 2 of this Employment Contract; or (b) the date you die.

1.2

This Employment Contract and the Assignment Agreement attached to this Employment Contract at Schedule 1 supersede and replace the provisions of any and all prior employment and/or assignment agreements you may have executed with the Company and/or any other member of the Barclays Group (as defined herein), which are hereby terminated. The Company acknowledges that your employment commencement date is the date your employment began on July 1,1996.

1.3

Under the Assignment Agreement you have been appointed Group Chief Executive Officer of the Barclays Group with effect from 1 January, 2011. You shall also be a member of the Group Executive Committee and a director of Barclays Bank PLC (“Barclays”) and Barclays PLC subject to the Articles of Association of the relevant company for the time being.

2.	TERMINATION

2.1

The Company may terminate your employment at any time for any reason, or for no reason, upon twelve (12) months’ prior written notice to you and you may terminate your employment at any time upon six (6) months’ prior written notice to the Company; provided, however, the Company may elect to place you on paid leave for all or part of the applicable notice period (“Garden Leave”), and provided further, that if your employment is terminated by the Company for Cause, then your employment may be terminated immediately without any prior notice or payment to you (other than any amounts (a) accrued at the date of termination which for the avoidance of doubt shall not include any element of bonus for the year in which your employment is terminated, or (b) required to be paid to you under applicable law). In the event that the Company serves notice on you to terminate your employment and elects to place you on Garden Leave, you will continue to receive your base salary and Benefits during the Garden Leave period and will continue to be eligible to be considered for an award under the Barclays discretionary bonus scheme in accordance with Clause 5.1 of the Assignment Agreement.

2.2

“Cause” shall mean: gross neglect of or wilful and continuing refusal to substantially perform your duties, including duties under any assignment to another member of the Barclays Group; wilfully engaging in conduct which is demonstrably injurious to any member of the Barclays Group; a conviction or a plea of guilty or no contest to a felony or to a misdemeanour involving fraud, dishonesty or theft, or a conviction or guilty plea to any criminal offence of similar gravity under the laws of any jurisdiction to which you may be assigned; a breach of the confidentiality provisions contained in this Employment Contract and/or in any Barclays Group assignment agreement to which you are a party; wilfully attempting to obstruct or wilfully failing to cooperate with any investigation authorized by the Company or any governmental or self-regulatory entity; any other act or conduct which would amount to an act justifying immediate termination under the rules or regulations governing the direct employees of any member of the Barclays Group to which you are assigned; or any violation of any laws or regulations governing your duties or activities.

2.3

In addition to being able to terminate your employment for Cause without giving the prior notice contemplated by Section 2.1, the Company may terminate your employment forthwith without prior notice by:

(a)

making a payment to you of an amount equal to the aggregate value of the gross base salary (under Section 4.1) and the value of Benefits (to the extent that those Benefits are not continued) that you would otherwise receive during the unexpired portion of the notice period payable in equal instalments at such time(s) as you would have received such payment(s) of base salary had you been required to work for the whole of such period (unless you continue employment elsewhere within the Barclays Group, in which event no payment will be due to you); and

(b)	paying to you any Annual Discretionary Bonus.

You acknowledge and accept an obligation to mitigate your loss by seeking comparable new employment and agree that if you commence alternative employment or your services are engaged during the period in which payments are due, the Company shall be entitled to the right to reduce these payments by the amount or value of any salary, fees, benefits, or bonus awards received by you during or referable to the said period from such alternative employment or engagement. For the avoidance of doubt, any amount payable under this Section shall be less appropriate deductions and withholdings as required by law. If any payment under Section 2.3 above would be subject to additional tax under Section 409A of the Internal Revenue Code, the payment will be delayed and made to you at the earliest time that the additional tax would not apply.

2.4	For the purposes of this Section 2:

(a)

“Benefits” means those benefits referred to in Sections 5.1 of this Employment Contract together with the value of any benefits provided under Clauses 6 and 7 of the Assignment Agreement and any other benefits provided to you from time to time (which if applicable will be valued in accordance with the most recent W-2 or UK equivalent form issued to you where a payment in lieu of the continuation of the benefit is to be made) AND for the avoidance of doubt excludes any further grant or award of any form of bonus and/or long term incentive; and

(b)

“Annual Discretionary Bonus” means (a) any discretionary bonus award in respect of the financial year in which your employment terminates in such amount as Barclays shall decide having regard to Clause 5.1 of the Assignment Agreement; and (b) any pro-rated bonus award in respect of any part of the following financial year during which you would have been employed had you worked out the notice period contemplated by Section 2.1 in such amount as Barclays shall decide having regard to Clause 5.1 of the Assignment Agreement, in each case less appropriate deductions and withholdings as required by law. Payment of any such discretionary bonus will be paid in a cash lump sum no later than 31 March following the end of the relevant financial year save where compliance with any legal or regulatory obligations, including but not limited to the FSA’s Remuneration Code, requires a change in the timing and or method of delivery of any such bonus.

2.5

In the event that you should resign voluntarily by giving notice (or in the case of sub-clause (b) whether you give or fail to give notice other than in circumstances in which you are entitled to resign without notice) under Section 2.1, the Company shall be entitled to either:

(a)

terminate your employment forthwith without prior notice by making a payment to you of an amount equal to the gross base salary and Benefits that would have been due to you in the unexpired portion of the six (6) month notice period and for the avoidance of doubt, any amount payable under this Section shall be less appropriate deductions and withholdings as required by law. If any payment under this Section 2.5 would be subject to additional tax under Section 409A of the Internal Revenue Code, the payment will be delayed and made to you at the earliest time that the additional tax would not apply; or

(b)

place you on Garden Leave in which case you will continue to receive your gross base salary and Benefits during the Garden Leave period but shall cease to be entitled to participate further in the Barclays discretionary bonus scheme.

2.6	On termination for whatever reason of your employment within the Barclays Group, you will:

(a)

deliver to the Company all vehicles, keys, correspondence, documents, specifications, reports, papers, tapes and records (in whatever medium) relating to your employment and all property of the Barclays Group in your possession or under your control and resign any appointments as director that you may hold in any Barclays Group company and you hereby irrevocably authorise the Company to appoint some person in your name and on your behalf to sign and deliver any resignation required pursuant to this section if you fail to deliver such resignations within three working days of being requested to do so;

(b)	not at any time represent yourself as still being connected with any member of the Barclays Group;

3.	DUTIES

3.1

You shall perform such duties and exercise such powers in relation to the business of the Company and those companies which are (or which become during the term of this Employment Contract) Associated Companies of Barclays as may be assigned to or vested in you from time to time by the Board of Barclays and of Barclays PLC (“the Board”) and which are consistent with the scope and breadth of duties and your status as Group Chief Executive Officer and as an executive director of Barclays PLC and Barclays, and you will at all times and in all respects comply with the reasonable directions and restrictions made by the Board. By signing this letter, you accept employment by the Company and agree to faithfully serve the Barclays Group and to devote your full working time and efforts, to the best of your ability, experience and talent, to the performance of services, duties and responsibilities in connection therewith, or such further duties and services of a similar nature as may be reasonably required of you by the Board. It may become necessary to require you to work in different divisions, sections or offices of the applicable members of the Barclays Group. You may also at some time in the future be asked to work in an overseas office and you agree not to unreasonably refuse such request. By accepting this offer of employment you will acknowledge your acceptance of this obligation of flexibility.

4.	REMUNERATION

4.1

With effect from 1 January 2011 the Company shall pay you a gross base salary at the annual rate of £1,350,000. This will be paid to you monthly and shall be subject to such deductions and withholdings as required by law. On the recommendation of an entity to which you are assigned, your gross base salary during your assignment may be increased.

5.	BENEFITS

5.1	During your employment term, you shall be eligible to participate in:

(a)

welfare benefit plans sponsored or maintained by Barclays Bank PLC North America (“Barclays North America”), including, without limitation, group life, medical, dental, or disability insurance or similar plans or programs maintained by Barclays North America and subject to any limits on the cover of the benefits provided as set out in Clause 7 of the Assignment Agreement; and

(b)

pension plans sponsored or maintained by Barclays (including the Barclays Bank PLC Thrift Savings Plan and the Barclays Bank PLC USA Staff Pension Plan). Your participation in these plans for future service will cease with effect from 31 December 2010 and/or no future contributions will be made, or benefits accrue, in respect of employment from 31 December 2010 but without prejudice to your accrued rights and benefits in these plans

(c)

On and from 1 January 2011, Barclays will make a Payment to you each month for the duration of your employment. The Payment will be equal to 50% of your monthly gross base salary (pursuant to Section 4.1) and will be paid in cash in arrears at the same time as your salary and will be less appropriate deductions and withholdings as required by law.

6.	CONFIDENTIAL INFORMATION

6.1

During the term of this Employment Contract and at all times thereafter, you shall not (without the Company’s prior written consent, or as specifically provided in any Barclays Group Assignment Agreement to which you are a party) disclose or make accessible to any other person or entity any Confidential Information pertaining to the business of any member of the Barclays Group, except (i) in accordance with the terms of any Barclays Group Assignment Agreement to which you are a party, or (ii) when required to do so by applicable law. “Confidential Information” shall mean non-public information concerning the financial data, business plans, product development (or other proprietary inventions, improvements or product data), customer lists and other non-public, proprietary and confidential information of any member of the Barclays Group, which has come to your knowledge during the course of your Employment by the Company or the course of your Assignment pursuant to any Barclays Group Assignment Agreement to which you are party, that is not otherwise available to the public. However, nothing in this Employment Contract or any Assignment Agreement will operate to prohibit you from providing truthful information concerning the Barclays Group to governmental, regulatory or self-regulatory authorities.

7.	MISCELLANEOUS

7.1

If any provision of this Employment Contract shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect.

7.2

This Employment Contract shall be binding and inure to the benefit of the heirs and representatives of you and the assigns and successors of the Company, but neither this Employment Contract nor any rights or obligations hereunder shall be assignable or otherwise subject to hypothecation by you (except by will or by operation of the laws of intestate succession) or by the Company, except that the Company may assign this Employment Contract to any member of the Barclays Group or to any successors (whether by merger, purchase or otherwise) to all or substantially all of the stock, assets or businesses of the Company.

7.3	Where the context of this Employment Contract requires, the respective rights and obligations of the parties shall survive any termination or expiration of the term of your employment.

7.4	This Employment Contract shall take precedence over and control in the event of any conflict between this Employment Contract and any of the Company’s plan documents or program documents.

7.5

The respective rights and obligations of the parties hereunder shall survive any termination of this Employment Contract to the extent necessary to the intended preservation of such rights and obligations. The provisions of this Section are in addition to the survivorship provisions of any other section of this Employment Contract.

7.6	In this Employment Contract:

“Associated Company” means any company which for the time being is:

(a)	a holding company (as defined by Section 1159 of the Companies Act 2006) of Barclays;

(b)	a subsidiary (as defined by Section 1159 of the Companies Act 2006) of Barclays or of its holding company;

(c)	a company over which Barclays has control within the meaning of Section 840 of the Income and Corporation Taxes Act 1988; or

(d)	a subsidiary undertaking of Barclays as defined by Section 1162 of the Companies Act 2006;

“Barclays Group” means Barclays and any Associated Company from time to time and “member of the Barclays Group” shall be construed accordingly.

8.	GOVERNING LAW

8.1

This Employment Contract will be construed, interpreted and governed in accordance with the laws of the State of New York without reference to rules relating to conflicts of law; provided, however, in the event that any Assignment Agreement to which you are party provides that the laws of any jurisdiction other than the State of New York shall apply to such Assignment Agreement, such provision in the Assignment Agreement shall control with respect to the Assignment Agreement.

8.2	The federal and states courts located in the County of New York are to have exclusive jurisdiction to settle any disputes which may arise in connection with this Employment Contract.

9.	ENTIRE AGREEMENT

9.1

This Employment Contract together with the Assignment Agreement attached at Schedule l, constitute the entire agreement between you and the Company with respect to the subject matter hereof, and may only be amended by a written agreement between you and the Company.

Signed by a duly authorised signatory on

behalf of:

Gracechurch Services Corporation

200 Park Avenue

New York, NY 10166

By:

      Patrick Mullin, Sr. Vice President

Date:          January 2011

I accept the offer of employment and

agree to this contract’s terms.

Robert E. Diamond Jr.

Date:      January 2011

SCHEDULE 1

ASSIGNMENT AGREEMENT

Dear Bob:

1.	General Terms.

1.1	This Agreement sets forth the terms governing your continued assignment (your “Assignment”) to Barclays Bank PLC (“Barclays”) in the UK.

1.2

During your Assignment, you will remain an employee of Gracechurch Services Corporation (the “Company”) and the terms of your employment contract (your “Employment Contract”) with the Company will continue to apply. Capitalized terms not otherwise defined herein will have the same meanings as set forth in the Employment Contract.

2.	Term.

This Assignment Agreement shall be effective as of 1 January, 2011 (subject to you maintaining your required work permit/visa and any required regulatory qualifications and permissions), and shall terminate on the earlier of (a) the date your employment with the Company terminates, or (b) the date Barclays terminates your Assignment with immediate effect for Cause.

3.	Duties During Assignment.

3.1

You have been appointed Group Chief Executive Officer of the Barclays Group with effect from 1 January, 2011. You shall continue to be a member of the Group Executive Committee and a director of Barclays and Barclays PLC. Your appointments as a director of Barclays and Barclays PLC are subject to the Articles of Association of the relevant company for the time being. You shall perform your duties primarily from 1 Churchill Place, London E14 5HP or such other locations you may be assigned to by Barclays. However, by signing this Assignment Agreement, you acknowledge and agree that from time to time, in the ordinary course of Barclays business, you will be required to travel, and you hereby agree to undertake such travel.

3.2	During your Assignment, you shall:

(a)	use your best endeavours to promote the interests of the Barclays Group and comply with all reasonable requests, instructions and regulations given by the Board (or anyone duly authorised by it); and

(b)

neither engage in any activities which would detract from the proper performance of your duties under this Assignment Agreement, nor (without the prior written consent of the Board which consent shall be deemed to have been given in respect of any position or appointments you hold at the date hereof to the extent that you have previously notified the Board and consent has been given) in any capacity including as director, shareholder, principal, consultant, agent, partner or employee engage or be concerned or interested directly or indirectly in any other trade, business or occupation whatsoever. This Clause 3.2(b) shall not prevent you holding shares for investment purposes only of securities which do not exceed five per cent (5%) in nominal value of the share capital or stock of any class of any company quoted on a recognised stock exchange;

3.3	Notwithstanding the provisions of Clause 3.2, Barclays shall:

(a)

be entitled at any time if in the reasonable opinion of the Board of Barclays it is reasonably necessary to appoint another person or persons to act jointly with you as a short term or interim measure, such appointment being subject to your consent, such consent not to be unreasonably withheld; and

(b)

have the right to suspend you at any time from the performance of any duties under this Assignment Agreement or exclude you from any premises of the Barclays Group to allow it to undertake any material investigation including, but not limited to, any material investigation under the disciplinary procedure or failure to obtain or hold any regulatory authorisations necessary to fulfil the position held by you provided any such suspension or exclusion shall not be for more than three months.

4.	Salary.

4.1	Your gross base salary will be as set out in Section 4.1 of your Contract of Employment

5.	Bonus and Long Term Incentives.

5.1

Barclays operates a discretionary bonus scheme for its employees. During the Assignment the Company may, on the recommendation of Barclays, make a bonus award to you in respect of each financial year subject to such rules of the bonus scheme as may be in force from time to time. In respect of periods from 1 January 2011 your maximum annual bonus award opportunity is 250% of gross base salary. Any such award will be contingent upon your performance of your duties hereunder in accordance with the standards established by the management of Barclays, in conformity with Barclays policies, and in a manner that furthers the interests of Barclays and its affiliates. Entitlement to any discretionary bonus award is subject to your continuing to be employed by a member of the Barclays Group and you not having given notice to the Company to terminate your employment at the time that the award is due to be made (regardless of whether you have previously been notified of any provisional bonus award).

5.2

You will be considered on an annual basis during the Assignment for participation in the long term incentive scheme(s) of the Barclays Group in which executive directors of Barclays are eligible to participate from time to time (subject to the rules of the scheme(s) in force from time to time) or in a comparable arrangement (subject to the terms and conditions of that arrangement in force from time to time) (“the LTIP”). You will be eligible to be considered to be granted awards under the LTIP with a total maximum market value in any one year of an amount up to 500% of your gross base salary. Any award by Barclays or the trustee of a Barclays Group employee benefit trust will be entirely at its absolute discretion provided such discretion is exercised reasonably and in good faith having regard to your status and responsibilities and Barclays Group performance as well as your own performance.

5.3	In respect of 2011, Barclays will procure that you receive a long term incentive award equal to 500% of your gross base salary subject to the rules of the LTIP under which the award is granted.

6.	Benefits.

In addition to the benefits set out in your Employment Contract, you will receive during your Assignment (in accordance with Barclays and/or the Company’s generally applicable policies and procedures):

(a)	a gross car allowance of £8,800 per annum. This is subject to income tax paid monthly with your salary, and

(b)	30 days’ paid vacation annually and English Public Holidays (with no carryover of unused vacation).

7.	Termination of Employment Due to Death and Permanent Health Insurance.

7.1

In the event of a termination of your employment due to death, there will be payable in respect of you lump sum life insurance benefit at the level provided under any scheme or arrangement applicable to executive directors from time to time. The lump sum payable shall be not less in value than four times your annual gross base salary (pursuant to Section 4.1). This benefit will be subject to tax where applicable.

7.2

Permanent health insurance will be provided, at the discretion of Barclays, in accordance with the rules of any scheme applicable to executive directors from time to time. The provision of permanent health insurance to you is without prejudice to the Company’s right to terminate your employment in accordance with Section 2 of the Employment Contract.

8.	Taxes.

8.1	You will be responsible for all taxes incurred in respect of your Company sourced and personal income except to the extent set out in clause 8.2.

8.2

To the extent that (i) you are subject to New York State and New York City personal income tax (“New York Taxes”) on employment income or dividend income relating to your investment in Barclays shares that in either case is also subject to UK income tax and (ii) relief for the New York Taxes is not available in part or whole as a credit against UK income tax, the Company will provide you with a payment (the “Additional Payment”) to ensure that you pay no more or less tax than you would have paid on that income had you been resident only in the UK and not in New York State/City. The amount of the Additional Payment shall be calculated taking into account any deductions for New York Taxes when quantifying US federal tax liabilities and any other credits, exemptions, deductions, reliefs and losses which you would be allowed to claim. The Additional Payment is the net of tax amount that will be paid to you and, where necessary, will be grossed up to take account of any further income taxes and/or employee National Insurance Contributions or employee social security contributions due in respect of the Additional Payment. In addition Barclays will consult with you in good faith and give consideration as to whether and in which ways Barclays can hold you harmless against any incremental tax liability incurred as a result of your return to the UK to perform your Assignment.

9.	Compliance.

While on Assignment, you are required at all times and in all respects to comply with (i) all rules or codes of conduct (including the UK Corporate Governance Code) and statements of principle in force from time to time and/or required by the Financial Services Authority and/or any successor body or bodies to the Financial Services Authority and/or any other applicable regulator in relation to the business of the Barclays Group; and (ii) and other rules and regulations of any authority which regulates the business of any member of the Barclays Group in any relevant Jurisdiction, including the Barclays Group Share Dealing Code. Any breach of such rules, regulations or codes of conduct may lead to termination of your Assignment and/or your employment with the Company (without notice or any additional payments). In addition, you will be required to comply with Barclays standards for work performance and business conduct at all times, and any failure on your part to do so will be handled under the terms of Barclays disciplinary procedure by Barclays local management.

10.	Intellectual Property.

10.1

You will promptly disclose to Barclays and keep confidential all inventions, processes, copyright works, designs, technical know-how or any other materials whatsoever conceived, developed or made by you at any time in the course of your Assignment (whether or not conceived, developed or made during normal working hours and whether before or after the date of this Assignment Agreement and whether or not alone or in conjunction with others) (the “Works”). You acknowledge that all Works and all Intellectual Property rights therein shall belong to and vest in Barclays absolutely.

10.2

You will hold all such Works and Intellectual Property rights in trust for Barclays to the extent that the Works and all Intellectual Property rights therein may not be and until the Works and all Intellectual Property rights therein are vested absolutely in Barclays. You assign all current and future copyright, database rights and design rights in the Works and any other proprietary rights capable of assignment by way of present assignment of future rights for the full term of such rights.

10.3	You unconditionally and irrevocably waive your rights to be identified as the author of the Works and not to have the Works subject to derogatory treatment.

10.4

You will do everything necessary or desirable at Barclays expense to vest the Works and Intellectual Property rights fully in Barclays and/or to secure patent or other appropriate forms of protection for the Intellectual Property rights in the Works. Decisions as to the protection or exploitation of any of the Works and the Intellectual Property rights therein shall be in the absolute discretion of Barclays.

11.	Non-disclosure of Confidential Information and Restrictive Covenants.

11.1

During the term of your Assignment you shall not (without the prior written consent of the Group Chairman of Barclays) disclose or make accessible to any other person or entity any Confidential Information pertaining to the business of Barclays or any member of the Barclays Group, except (i) while assigned to Barclays, in the business of and for the benefit of Barclays, or (ii) when required to do so by applicable law. “Confidential Information” shall mean non-public information concerning the financial data, business plans, product development (or other proprietary inventions, improvements or product data), customer lists and other non-public, proprietary or confidential information of Barclays and each other member of the Barclays Group, which has come to your knowledge during the course of your employment by the Company or during the course of your Assignment and that is not otherwise available to the public.

11.2

On termination for whatever reason of your Assignment, upon direction you (or your personal representative) will deliver to Barclays all vehicles, keys, correspondence, documents, specifications, reports, papers, tapes and records (in whatever medium) relating to your Assignment and all property of Barclays and each other member of the Barclays Group that is in your possession or under your control.

11.3

Restrictive Covenants You shall not without the prior written consent of the Board of Barclays (such consent to be withheld only so far as may be reasonably necessary to protect the legitimate interests of the Barclays Group) either on your own behalf or on behalf of any other person, firm or company:

(a)

for a period of 6 months from the date of termination of your employment (for any reason) be engaged or interested (whether as a director, shareholder, principal, consultant, agent, partner or employee) in any business within the European Union or the United States of America which is competitive with any business of the Barclays Group in the provision of banking or financial services and which is carried on by the Group as at the date your employment terminates, and in respect of which you were actively engaged or had management responsibility or oversight during the course of the Assignment (or your employment) in the 24 months prior to the termination date;

(b)

for a period of 12 months from the termination of your employment for any reason (on your own account or on behalf of any person, firm or company) (directly or indirectly) canvass or solicit business for products or services similar to those being offered by the Barclays Group from any person (other than a retail customer), firm or company who is or has been a customer of the Barclays Group in the 12 months prior to the termination of your employment and with whom you had material dealings in respect of banking facilities or other products or services provided by the Barclays Group during that period; and

(c)

for a period of 12 months from the termination of your employment for any reason (directly or indirectly) induce or attempt to induce or entice away any director, officer or employee of executive status to leave the employment of the Barclays Group and with whom you had material dealings in the 12 months prior to the termination of your employment

11.4	The period of any restriction under Clause 11.3 will be reduced by any period that you spend on Garden Leave before the termination of your employment.

11.5

You agree that the provisions of this Clause 11 are reasonable and further agree that if a final judicial determination is made by a court of competent jurisdiction that the duration or any other restriction contained in this Clause is an unenforceable restriction against you, the provisions of this Clause shall not be rendered void but shall be deemed amended to apply to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Clause is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein. You agree that any breach of the agreements contained in this Clause would irreparably injure the Company and Barclays. Accordingly, the Company and/or Barclays (and/or any of their respective successors or assigns) may, in addition to pursuing any other remedies they may have in law or in equity, obtain an injunction against you restraining your further violation of this Agreement.

12.	Miscellaneous.

12.1	This Assignment Agreement may be executed in two or more counterparts, each of which is an original and all of which together evidence the same agreement of the parties hereto.

12.2

You consent to Barclays processing any data relating to you where it is necessary or reasonably required for the conduct of Barclays business. This may include personal data as well as documentation relating to your absence from work through sickness or injury.

12.3

This Assignment Agreement, which may only be amended by written agreement of the parties hereto, and all non-contractual or other obligations arising out of or in connection with it are governed by and shall be construed in accordance with English law and is subject to the exclusive jurisdiction of the English Courts.

12.4

The parties agree that the Courts of England are the most appropriate and convenient courts to settle any dispute arising from this Assignment Agreement and, accordingly, that they will not argue to the contrary.

IN WITNESS whereof this Assignment Agreement has been executed as a deed by the parties hereto and is intended to be and is hereby delivered on the date first above written

Executed as a deed by	)

Barclays Bank PLC	)

Signature of Director

Name of Director

Signature of Director/Secretary

Name of Director/Secretary

Executed as a deed by	)

Barclays PLC	)

Signature of Director

Name of Director

Signature of Director/Secretary

Name of Director/Secretary

Executed as a deed by	)

Gracechurch Services Corporation	)

Signature of Director

Name of Director

Signature of Director/Secretary

Name of Director/Secretary

Signed as a deed by	)

Robert E. Diamond Jr.	)

Date: 2011)

in the presence of:	)

Signature of Witness

Name of Witness

Address of Witness

Occupation of Witness